300 First Stamford Place Stamford, CT 06902 +1 203 276 8100 www.eagleships.com

BY EDGAR SUBMISSION AND HAND DELIVERY

May 18, 2017

Mr. J. Nolan McWilliams

Attorney-Advisor
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.
Registration Statement on Form S-3
Filed April 6, 2017
File No. 333-217180

Dear Mr. McWilliams:

Set forth below is the response of Eagle Bulk Shipping Inc. (the “Company,” “Eagle Bulk,” “we,” “us,” “our” or similar terms) to the comment set forth in a letter, dated May 2, 2017 (the “SEC Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Eagle Bulk’s Registration Statement on Form S-3, File No. 333-217180, filed with the Commission on April 6, 2017 (the “Registration Statement”). Concurrently herewith, Eagle Bulk is filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement. For your convenience, we have delivered a courtesy package, which includes marked copies of the Amendment showing changes from the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing of the Registration Statement.

For your convenience, we have reproduced the Staff’s comment in bold and have supplied our response immediately below the comment. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

Exhibit 5.1

1.

Please have counsel opine that with respect to the Existing Warrants and Warrants, you are validly existing, have the power to create the obligation, and have taken (or, with respect to the Warrants, will take) the required steps to authorize entering into the obligation. For guidance, please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, note 22 and accompanying text.

Response: The Company has filed a revised legal opinion of Clyde & Co LLP as Exhibit 5.1 in the Amendment, which is responsive to this comment.

If you have any questions with respect to these responses or require additional information, please contact me at 203-276-8100.

Very truly yours,

/s/ Frank De Costanzo Frank De Costanzo Chief Financial Officer

cc:          Tonya K. Aldave, Securities and Exchange Commission

Gary Vogel, Chief Executive Officer, Eagle Bulk Shipping Inc.

Daniel I. Fisher, Esq., Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Esq., Akin Gump Strauss Hauer & Feld LLP

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